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                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934

                               (Amendment No. 2)**

                                HDFC Bank Limited
             -----------------------------------------------------
                               (Name of Issuer)

                       Equity Shares par value INR 10***
            ------------------------------------------------------
                        (Title of Class of Securities)

                                   40415F101
            ------------------------------------------------------
                                (CUSIP Number)

                               February 28, 2003
            ------------------------------------------------------
           (Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this schedule is filed:

[ ]  Rule 13d-1(b)
[ ]  Rule 13d-1(c)
[X]  Rule 13d-1(d)

------------------------

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

** This is an amendment to Schedule 13G Amendment No. 1 filed by CIBC World Market Corp. and is being filed by Canadian Imperial Bank of Commerce, the ultimate parent company of CIBC World Markets Corp. and The India Private Equity Fund (Mauritius), and therefore is deemed to be the beneficial owner of the shares.

*** Approximately 13.04% of the Issuer's equity shares are traded on the New York Stock Exchange in the form of American Depository Shares (ADS), each ADS representing three (3) equity shares. The cusip number is for ADSs only.

                       (Continued on following page(s))


                              Page 1 of 5 Pages

CUSIP NO.                         13G                         Page 2 of 5 Pages
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1) Names of Reporting persons: Canadian Imperial Bank of Commerce I.R.S.
   Identification Nos. of Above Persons (entities only): 13-1942440


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2) Check the appropriate Box if a Member of a Group (See Instructions)

(b)


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3) SEC Use Only


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4) Citizenship of Place of Organization:  Canada


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Number of Shares
Beneficially Owned by    (5) Sole Voting Power:  11,620,886
Each Reporting Person
With
                         ------------------------------------------------------


                         (6) Shared Voting Power:  -0-


                         ------------------------------------------------------

                         (7) Sole Dispositive Power: 11,620,886

                         ------------------------------------------------------


                         (8) Shared Dispositive Power: -0-

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9) Aggregate Amount Beneficially Owned by Each Reporting Person:  11,620,886


-------------------------------------------------------------------------------


10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares (see Instructions):


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11) Percent of Class Represented by Amount in Row 9:  4.06


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12) Type of Reporting Person (See Instruction): HC


--------------------------------------------------------------------------------

CUSIP NO.                         13G                         Page 3 of 5 Pages
-------------------------------------------------------------------------------

Item 1(a):   Name of Issuer:

             HDFC Bank Limited

Item 1(b):   Address of Issuer's Principal Executive Offices:

             HDFC Bank Limited
             Senapati Bapat Road
             Lower Parel (West)
             Mumbai
             India K7 400013

Item 2(a):   Name of Person Filing:

             Canadian Imperial Bank of Commerce

Item 2(b):   Address of Principal Business Office or, if none, Residence:

             199 Bay Street, Toronto, Ontario M5L 1A2 Canada

Item 2(c):   Citizenship:

             Canada

Item 2(d):   Title of Class of Securities:

             Equity Shares, par value INR 10

Item 2(e):   CUSIP Number:

             40415F101

Item 3:


Item 4(a):   Amount Beneficially Owned:

             11,620,886

Item 4(b):   Percent of Class:

             4.06

CUSIP NO.                         13G                         Page 4 of 5 Pages
-------------------------------------------------------------------------------

Item 4(c):   Number of Shares as to Which Such Person Has:

             (i)   Sole power to vote or direct the vote:

                   11,620,886*

             (ii)  Shared power to vote or direct the vote:

                   -0-

             (iii) Sole power to dispose or direct the disposition of:

                   11,620,886*

             (iv)  Shared power to dispose or direct the disposition of:

                   -0-

* CIBC World Markets Corp. ("CIBC World Markets"), a wholly-owned, indirect subsidiary of Canadian Imperial Bank of Commerce, indirectly through various entities, may be deemed to have "control" over the General Partner of the controlling shareholder of IPEF for purposes of Section 13 of the Securities Exchange Act of 1934 (the "Act"). CIBC World Markets is the Managing Member of Oppenheimer India Management I LDC. Oppenheimer India Management I LDC is the General Partner of India Ventures L.P. India Ventures L.P. is the General Partner of The India Private Equity Fund L.P., The India Private Equity Holdings L.P. and The India Private Equity Fund (Mauritius) ("IPEF").

Consequently, CIBC World Markets may be deemed to possess voting power and/or investment power over the securities described in this Schedule owned by IPEF, and may therefore be deemed a "beneficial owner" of said securities pursuant to Rule 13d-3 of the Act. Neither the present filing nor anything contained herein shall be construed as an admission that CIBC World Markets and IPEF constitute a "person" or "group" under Section 13(d) of the Act. CIBC World Markets disclaims control or beneficial ownership of these securities pursuant to Rule 13d-4 of the Act (except for CIBC World Markets' pro rata interest in 1,011,971 of the Ordinary Shares of HDFC Bank owned by IPEF), and neither the present filing nor anything contained herein shall be construed as an admission otherwise.

** In addition to the ordinary shares beneficially owned by IPEF, as disclosed above, IPEF may be deemed to have shared power to (i) vote, or direct the vote, and (ii) dispose, or direct the disposition of, shares beneficially owned by Indocean Financial Holding Limited as a consequence of a Sponsors Agreement (more fully described below). Any disclosure made herein with respect to shareholdings of Indocean Financial Holding Limited are made upon information and belief.

IFHL and The India Private Equity Fund (Mauritius) entered into a Sponsors Agreement, dated as of April 28, 1999, wherein the parties (the "Sponsors") set forth certain reciprocal rights and obligations in connection with their acquisition and ownership of shares of the Issuer. In particular, the Sponsors Agreement (i) grants to each Sponsor tag along rights in connection with the proposed transfer of shares of the Issuer by the other Sponsor, other than transfers to affiliates or the Overseas Private Investment Corporation (OPIC);
(ii) delineates the Sponsors' respective rights and obligations with respect to the right of first negotiation that each Sponsor granted to The Chase Manhattan Bank in connection with any proposed sale of shares of the Issuer;
(iii) provides for cooperation between the Sponsors in respect of any application for government or regulatory approvals that may be required for the purchase or sale of shares of the Issuer; and (iv) sets forth the agreement of the Sponsors that (x) if the Sponsors are entitled to appoint two directors, each Sponsor shall appoint one director, (y) if the Sponsors are entitled to appoint only one director, then the Sponsor owning the most equity shares shall appoint that director and (z) each Sponsor's appointed director shall consult with and inform the designated representative of the other Sponsor with respect to board actions.

As a result of the Sponsors Agreement, IPEF and Indocean Financial Holding Limited may be deemed to constitute a "group" within the meaning of Section 13(d) of the Securities and Exchange Act of 1934, as amended. Neither the present filing nor anything contained herein shall be construed as an admission that IPEF and Indocean Financial Holding Limited constitute a "person" or "group" under Section 13(d) of the Exchange Act. IPEF disclaims beneficial ownership of any shares beneficially owned by Indocean Financial Holding Limited pursuant to Rule 13d-4 of the Act, and neither the present filing nor anything contained herein shall be construed as an admission otherwise.

Item 5:    Ownership of Five Percent or Less of a Class:

           This statement is being filed to report the fact that as of the event date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities.

Item 6:    Ownership of More than Five Percent on Behalf of Another Person:

           Not applicable.

Item 7: Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company:

           CIBC World Markets Corp. (BD)
           The India Private Equity Fund (Mauritius) (CO)

Item 8:    Identification and Classification of Members of the Group:

           Not applicable

Item 9:    Notice of Dissolution of Group:

           Not applicable

Item 10:   Certifications:

           Not applicable

CUSIP NO.                         13G                         Page 5 of 5 Pages
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                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  February 14, 2005             CANADIAN IMPERIAL BANK OF COMMERCE


                                     By:  /s/ Antonio Molestina
                                        -----------------------------
                                         Name:  Antonio Molestina
                                         Title: Senior Vice President
                                                Deputy General Counsel